UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Plaza S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Chile

(Jurisdiction of Subject Company’s Incorporation or Organization)

Plaza S.A.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Derek Schwietzer Tang, Corporate Administration and Finance Manager

 Plaza S.A.

Avenida Américo Vespucio 1737 piso 7

Comuna de Huechuraba

Santiago, Chile
Email: inversionistas@mallplaza.com

Tel: +562 25857000

 (Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Manuel Garciadiaz

Maurice Blanco

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450-4000 / Fax: (212) 450-6858

June 28, 2024

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit No.	Description
99.1

English translation of the Spanish language notice to shareholders of Plaza S.A. informing them of their share rights pursuant to Article 10 of Supreme Decree No. 702, Chilean Regulation of Corporations (Reglamento de Sociedades Anónimas).

99.2	English translation of the Spanish language Plaza S.A. material fact (hecho esencial) dated June 21, 2024.

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is prominently included in the documents attached as exhibits hereto.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Plaza S.A. is filing with then Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Filer agrees to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLAZA S.A.

By: /s/ Óscar Munizaga Delfín
Name: Óscar Munizaga Delfín Title: Corporate Development and Business Manager

By: /s/ Derek Schwietzer Tang
Name: Derek Schwietzer Tang Title: Corporate Administration and Finance Manager

Date: June 24, 2024